Filed Pursuant to Rule 424(b)(5)
                                                  Registration Number 333-106909


                              SUBJECT TO COMPLETION
             PRELIMINARY PROSPECTUS SUPPLEMENT DATED MARCH 23, 2004

          Prospectus supplement to prospectus dated September 22, 2003


[EQUITY ONE LOGO - GRAPHIC OMITTED]

--------------------------------------------------------------------------------
$200,000,000
___% Senior Notes due 2009

--------------------------------------------------------------------------------

We are offering $200,000,000 principal amount of our __% Notes due 2009.

The notes will mature on April 15, 2009. We will pay interest on the notes semi-annually in arrears on April 15 and October 15 of each year, commencing on October 15, 2004. Interest will accrue from _____, 2004.

We may, at our option, redeem the notes in whole or in part at any time at the redemption price described under "Description of the Notes and Guarantees - Optional Redemption."

The notes are our senior unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness. The notes will be unconditionally guaranteed by the guarantors listed on Annex A to this prospectus supplements.

The notes will not be listed on any securities exchange or included in any automated dealer quotation system.

Investing in our notes involves risks. See "Risk Factors" beginning on page S-8 of this prospectus supplement.


                                               Per Note      Total

Initial public offering price .............     ___.__%       $200,000,000
Underwriting discount and commissions......    _______%       $___,___,___
Proceeds to us (before expenses) (1).......    _______%       $___,___,___


------------
(1)      Before deducting expenses payable by us, estimated a

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the notes to investors through the book-entry delivery system of The Depository Trust on or about ________ __, 2004.

                                ________________

                          Joint Book-Running Managers

Credit Suisse First Boston   Deutsche Bank Securities  JPMorgan

The date of this prospectus supplement is _______ __, 2004.

--------------------------------------------------------------------------------
Information in this prospectus supplement and the accompanying base prospectus is not complete and may be changed. This prospectus and the accompanying base prospectus are not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     We are providing information to you about this offering of our notes in two parts. The first part is this prospectus supplement, which provides the specific details regarding this offering. The second part is the accompanying base prospectus, which provides general information. Generally, when we refer to this "prospectus," we are referring to both documents combined. Some of the information in the base prospectus may not apply to this offering. If information in the prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

                           FORWARD-LOOKING STATEMENTS

     Certain matters discussed in this prospectus supplement and accompanying prospectus and the information incorporated by reference herein and therein contain "forward-looking statements" for purposes of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations and are not guarantees of future performance.

     All statements, other than statements of historical facts, are forward-looking statements, which can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "intend," "would be," or "continue" or the negative of these words or other variations or comparable terminology, and are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Because these statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by the forward-looking statements. We caution you not to place undue reliance on those statements, which speak only as of the date on which the statement was made.

     Among the factors that could cause actual results to differ materially are:

     o general economic conditions that adversely affect our tenants' businesses, competition and the supply of and demand for shopping center properties in our markets;

     o    interest rate levels and the availability of financing;

     o potential environmental liability and other risks associated with the ownership, development and acquisition of shopping center properties;

     o    risks that tenants will not take or remain in occupancy or pay rent;

     o    greater than anticipated construction or operating costs;

     o    inflationary, deflationary and other general economic trends;

     o management's ability to successfully combine and integrate the properties and operations of separate companies that we have acquired in the past or may acquire in the future;

     o    the effects of hurricanes and other natural disasters; and

     o other risks detailed from time to time in the reports filed by us with the Securities and Exchange Commission.

     Except for our ongoing obligations to disclose material information as required by applicable law, we undertake no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. All of the above factors are difficult to predict, contain uncertainties that may materially affect our actual results and may be beyond our control. New factors emerge from time to time, and it is not possible for our management to predict all of such factors or to assess the effect of each factor on our business.

     Although we believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore any of these statements included in this document or in the documents incorporated by reference may prove to be inaccurate. In light of the significant uncertainties inherent in the forward-looking statements included in this document, the inclusion of this information should not be regarded as a representation by us or by any other person that the results or conditions described in such statements or our objectives and plans will be achieved.

                          PROSPECTUS SUPPLEMENT SUMMARY

     This summary is not complete and may not contain all of the information that may be important to you. You should read the entire prospectus supplement and accompanying prospectus carefully, as well as the documents incorporated by reference, before making an investment decision. Unless we have indicated, or the context otherwise requires, references in this prospectus supplement to "Equity One," "we," "us," or similar terms are to Equity One, Inc. and its subsidiaries.

                                  Our Business

     We are a real estate investment trust, or REIT, that principally acquires, renovates, develops and manages community and neighborhood shopping centers located predominantly in high-growth markets in the southern United States. Our shopping centers are primarily anchored by supermarkets or other retailers such as drug stores or discount retail stores.

     Our property portfolio consists of 185 properties, comprising 124 supermarket-anchored shopping centers, 44 retail-anchored shopping centers, 10 drug store-anchored shopping centers, two commercial properties and five retail developments, as well as non-controlling interests in two unconsolidated joint ventures. These properties are located in 12 states in the southern United States and contain an aggregate of 20 million square feet of gross leasable area. Our portfolio includes shopping centers in Florida, Texas, Georgia, Louisiana, North Carolina and South Carolina which, as of December 31, 2003, constituted 45.9%, 15.9%, 15.1%, 9.9%, 5.8% and 2.2% of our retail properties' gross leasable area, respectively. These shopping centers are anchored by national and regional supermarkets such as Albertsons, Food Lion, H.E.B., Kash n' Karry, Kroger, Publix, Randall's and Winn Dixie and other national retailers such as Bed Bath & Beyond, Best Buy, Blockbuster, Eckerd, Home Depot Design Expo, Kmart, Lowe's, Walgreens and Wal-Mart.

     We were established as a Maryland corporation in 1992, completed our initial public offering in May 1998, and have elected to be taxed as a REIT since 1995. We maintain our principal executive and management office at 1696 N.E. Miami Gardens Drive, North Miami Beach, Florida 33179 in the Shops at Skylake, a company-owned shopping center.

Business and Growth Strategies

     Our business strategy has been and will continue to be to maximize long-term value for our security holders by generating sustainable cash flow growth and increasing the long-term value of our real estate assets. In order to achieve our objectives in the future, we intend to:

     o Enhance Our Portfolio's Performance. We seek to maximize the value of our existing shopping centers by leveraging our relationships with existing tenants to lease and re-lease our properties and therefore increase the overall occupancy of our portfolio and enhance the financial performance of those properties. In addition, we often renovate or redevelop our properties in order to make them more attractive to creditworthy tenants.

     o Acquire and Develop Shopping Centers. We seek to acquire additional neighborhood and community shopping centers primarily anchored by supermarket and other retailers through individual property acquisitions, development of new properties, property portfolio purchases and acquisitions of other REITs and real estate companies. We select properties for acquisition or development that are located in high-growth, high-density metropolitan areas, and otherwise meet our investment criteria. In 2003, we acquired 105 properties comprising 11.5 million square feet of gross leasable area, including 93 properties, representing 10 million square feet of gross leasable area, in a statutory merger with IRT Property Company.

     o Sell Certain Assets. Generally, we hold our properties for investment and for the production of rental income. Over time, when assets no longer meet our investment criteria, or when sales provide the opportunity for significant gains, we may attempt to sell or otherwise dispose of those assets. In 2003, we sold six properties, a property held by a joint venture and a joint venture interest for aggregate gross proceeds of approximately $33.3 million.

     o Use Our Capital to Expand Our Business. We intend to further grow and expand our business by using cash flows from operations, by drawing on our existing credit facilities and by accessing the capital markets, including through the proceeds from this offering.

Competitive Strengths

     We believe that we distinguish ourselves from other owners and operators of community and neighborhood shopping centers in a number of ways, including:

     o Shopping Centers Anchored by Supermarkets or Other Retailers. For the year ended December 31, 2003, shopping centers anchored by supermarkets or other retailers such as drug stores or discount retail stores accounted for substantially all of our total annualized minimum rent. We believe that supermarkets and these retailers are more resistant to economic downturns by the nature of their business and generate frequent consumer traffic through our shopping centers. This traffic enhances the quality, appeal and longevity of our shopping centers and benefits our other tenants.

     o Attractive Locations in High-Growth Areas. Our portfolio of properties is concentrated in urban areas that are experiencing high population growth such as Florida, Texas, Georgia, Louisiana, North Carolina and South Carolina. The strong demographics of these and our other markets provide our properties with a growing supply of shoppers and increased demand for the goods and services of our tenants.

     o Diverse Tenant Base. As of December 31, 2003, no single tenant represented more than 10% of our annualized minimum rent and only Publix, at 8.8%, represented more than 5% of such rent. As of December 31, 2003, we had over 3,200 leases with tenants, including national and regional supermarket chains, drug stores, discount retail stores, other nationally or regionally known stores, a variety of other regional and local retailers and a number of local service providers such as doctors, dentists, hair salons, restaurants and others. We believe that this diversity of tenants enables us to generate more stable cash flows over time and limits our exposure to the financial conditions of any particular tenant.

     o Seasoned Management Team. Our senior executives and managers average more than 20 years of experience in the acquisition, management, leasing, finance, development and construction of real estate or retail properties. In particular, we believe that our in-depth market knowledge and the long-term tenant relationships developed by our senior management team provide us with a key competitive advantage.

     o Property Acquisition Strengths. We believe we have certain competitive advantages which enhance our ability to capitalize on acquisition opportunities, including our long standing relationships with bankers, brokers, tenants and institutional and other real estate owners in our current target markets; our access to capital; our ability to offer cash and tax advantaged structures to sellers; and our demonstrated ability to conduct a rapid, efficient and effective due diligence investigation of a property, portfolio or company.

     o Strong Relationship with Tenants. We believe we have cultivated strong relationships with supermarket and other anchor tenants, which, in combination with our in-depth knowledge of our primary markets, have contributed substantially to our success in identifying, acquiring and operating our properties.

Our Major Tenants

     The following table sets forth as of December 31, 2003 information regarding leases with our ten largest tenants in retail properties:

                                                                                                    Average
                                                                                    Percent of      Annual
                                                                                    Aggregate       Minimum
                         Number of        GLA        Percent of    Annualized       Annualized     Rent per
                           Leases      (Sq. Ft.)     Total GLA    Minimum Rent     Minimum Rent     Sq. Ft.
                         ---------     ---------     ----------   -------------    ------------     -------
Publix...............        45        2,004,580       10.3%      $ 14,465,152          8.8%        $  7.22
Kroger...............        16          863,800        4.4%         6,641,730          4.0%           7.69
Winn Dixie...........        17          761,143        3.9%         4,949,604          3.0%           6.50
Wal-Mart.............        11          834,994        4.3%         3,687,045          2.2%           4.42
Kmart................         6          524,937        2.7%         2,795,865          1.7%           5.33
Blockbuster..........        28          164,370        0.8%         2,473,635          1.5%          15.05
Eckerd...............        27          267,696        1.4%         2,340,273          1.4%           8.74
Food Lion/Kash n'
   Karry.............         8          297,802        1.5%         1,962,601          1.2%           6.59
Bed Bath & Beyond....         6          202,658        1.0%         1,930,031          1.2%           9.52
H.E. Butt Grocery....         3          178,608        0.9%         1,793,855          1.1%          10.04
                         ---------     ---------     ----------    ------------    ------------     -------
Total Top Ten
Tenants .............       167        6,100,588       31.2%      $ 43,039,791         26.1%        $  7.06

Our Properties

     The following table provides a brief description of our properties as of December 31, 2003:

                                                                                           Average
                                                                                           Minimum
                                                                        Annualized        Rent Per
                               Number of        GLA         Number of     Minimum Rent     Leased     Percent
                               Properties    (Sq. Ft.)      Tenants(1)        (2)          Sq. Ft.    Leased
                               ----------   -----------     ----------   -------------   ----------   -------
Retail Properties
Alabama......................        2         129,215            21      $ 1,052,067       $ 8.33       97.8%
Arizona......................        2         253,254            58        1,973,817         8.31       93.7%
Florida......................       71       8,107,839         1,781       80,977,015        10.45       95.5%
Georgia......................       24       2,958,601           539       24,721,341         9.10       91.8%
Kentucky.....................        1          38,450            12          212,861         6.87       80.6%
Louisiana....................       15       1,767,314           206        9,059,841         6.10       84.0%
Mississippi..................        1          66,857             7          382,536         5.72      100.0%
North Carolina...............       12       1,137,190           195        7,507,083         7.19       91.8%
South Carolina...............        6         435,662            76        3,576,072         9.12       90.0%
Tennessee....................        2         297,784            42        1,763,456         6.21       95.4%
Texas........................       30       2,783,543           580       24,072,685        10.26       84.3%
Virginia.....................        2         225,535            38        1,423,310         6.94       90.9%
                               ----------   -----------     ----------   -------------   ----------   -------
Total Stabilized Shopping
   Centers...................      168      18,201,244         3,555     $156,722,144       $ 9.40       91.6%
                               ----------   -----------     ----------   -------------   ----------   -------
Total Developments &
   Redevelopments............       14       1,346,901           231     $  8,042,005       $ 9.10       65.6%
                               ----------   -----------     ----------   -------------   ----------   -------
Total Retail Properties......      182      19,548,145         3,786     $164,764,149       $ 9.38       89.8%
                               ----------   -----------     ----------   -------------   ----------   -------
Other Properties.............        3         334,795           562              N/A          N/A       71.7%
                               ----------   -----------     ----------   -------------   ----------   -------
Total Properties.............      185      19,882,940         4,348     $164,764,149          N/A       89.5%
                               ----------   -----------     ----------   -------------   ----------   -------
_________________

(1)  Number of tenants includes both occupied and vacant units.

(2) Calculated by annualizing the tenant's monthly base rent payment at December 31, 2003, excluding expense reimbursements, percentage rent payments and other charges.

RECENT DEVELOPMENTS

     On January 27, 2004, we acquired our partner's 50.5% interest in our North Village shopping center in North Myrtle Beach, South Carolina for approximately $1.4 million. North Village is a 60,356 square foot shopping center anchored by a Bi-Lo supermarket. In connection with this acquisition, we also repaid the existing $1.4 million mortgage loan.

     On February 4, 2004, we acquired the Pavilion shopping center in Naples, Florida for approximately $24.2 million. Pavilion is a 168,005 square foot shopping center anchored by a 50,795 square foot Publix supermarket along with Pavilion Theatres, Anthony's Ladies Wear and Fleming's Prime Steakhouse. The center also includes 75,394 square feet of local space and is currently 93% leased.

     On February 24, 2004, we sold our Southwest Walgreens shopping center in Phoenix, Arizona for approximately $6.6 million, including a purchase money mortgage in the amount of approximately $4.7 million. Southwest Walgreens is a 93,402 square foot shopping center anchored by a Walgreens drugstore and was 53% leased at the time of the sale.

                                  The Offering

Issuer...........................       Equity One, Inc.

Securities Offered...............       $200,000,000 initial principal amount
                                        of __% Notes due 2009

Maturity Date....................       April 15, 2009

Interest Payment Dates...........       April 15 and October 15 of each year,
                                        beginning on October 15, 2004

Sinking Fund.....................       None

Optional Redemption..............       We may, at our option, redeem some or
                                        all of the notes at any time for a price equal to the principal amount of the notes being redeemed plus accrued interest and a make-whole amount. See
                                        "Description of the Notes and
                                        Guarantees--Optional Redemption" in this prospectus supplement.

Ranking..........................       The notes are our unsecured obligations
                                        and will rank equally with all of our
                                        other unsecured and unsubordinated
                                        indebtedness. However, the notes will be effectively subordinated to our mortgage and other secured indebtedness and certain liabilities of our subsidiaries.
                                        See "Description of the Notes and
                                        Guarantees--General" and "Risk
                                        Factors--Claims of the Creditors of our
                                        Subsidiaries will have Priority with
                                        Respect to the Assets and Earnings of
                                        those Subsidiaries over Your Claims" in
                                        this prospectus supplement.

Guarantees.......................       The notes will be unconditionally
                                        guaranteed by the guarantors listed on
                                        Annex A to this prospectus supplement.
                                        However, the guarantees are an unsecured obligation of the guarantors and are effectively subordinated to any mortgage and other secured indebtedness of the guarantors. See "Description of the
                                        Notes and Guarantees--Guarantees."

Covenants........................       The notes and the indenture governing
                                        the notes contain covenants:

                                        o limiting our ability and that of our
                                          subsidiaries to incur debt;

                                        o requiring us and our subsidiaries to
                                          maintain unencumbered assets of not
                                          less than 150% of the aggregate
                                          principal amount of all our and our
                                          subsidiaries' outstanding unsecured
                                          debt on a consolidated basis; and

                                        o limiting our ability to consolidate
                                          with, or sell, lease or convey all or
                                          substantially all of our assets to, or
                                          merge with any other entity.

                                        These covenants, however, are subject to exceptions. See "Description of the Notes and Guarantees--Certain Covenants" in this prospectus supplement and "Description of Debt Securities--Certain Covenants" and "--Merger, Consolidation or Sale" in the accompanying prospectus.

Reopening of Issue...............       We may, from time to time and without
                                        the consent of the holders, reopen an
                                        issue of notes and issue additional
                                        notes with the same terms (including
                                        maturity and interest payment terms) as
                                        notes issued on any earlier date. After
                                        such additional notes are issued they
                                        will be fungible with the previously
                                        issued notes to the extent specified in
                                        the applicable supplemental indenture.

Use of Proceeds..................       We will use the net proceeds from this
                                        offering to reduce the outstanding
                                        balance under our unsecured revolving
                                        credit facility and for general
                                        corporate purposes, including future
                                        acquisitions, redevelopments and
                                        developments. See "Use of Proceeds."

You should read the "Risk Factors" section, beginning on page S-8 of this prospectus supplement to understand the risks associated with an investment in our notes.

                                  RISK FACTORS

          An investment in our notes involves significant risks. You should consult with your own financial and legal advisers and carefully consider, among other matters, the following risks and those described in our Annual Report on Form 10-K for the period ended December 31, 2003 and the other documents incorporated herein by reference. You should carefully consider the risks described below and the other information in this prospectus supplement and accompanying prospectus before you decide to buy our notes. The value of our notes could decline due to any of these risks, and you could lose all or part of your investment.

     OUR REDEMPTION OF THE NOTES MAY ADVERSELY AFFECT YOUR RETURN.

          We have the right to redeem some or all of the notes prior to maturity. We may choose to redeem the notes at times when prevailing interest rates are relatively low. As a result, you may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the rate on the notes being redeemed.

     THE TRADING MARKET FOR THE NOTES MAY BE LIMITED, AND MANY FACTORS WILL AFFECT THE TRADING AND MARKET VALUES OF THE NOTES.

          Upon issuance, the notes will not have an established trading market and will not be listed on the New York Stock Exchange or any other securities exchange. We cannot assure you that a trading market for the notes will develop or be maintained if developed. In addition to our creditworthiness, many factors affect the trading market for, and the trading value of, the notes. These factors include:

          o         the time remaining to the maturity of the notes;

          o         the outstanding amount of notes generally;

          o         any redemption features of the notes; and

          o the level, direction and volatility of market interest rates generally.

          There may be a limited number of buyers when you decide to sell your notes. This may affect the price you receive for your notes or your ability to sell your notes at all. You should not purchase the notes unless you understand and know that you can bear all of the investment risks involving the notes.

     CLAIMS OF THE CREDITORS OF OUR SUBSIDIARIES WILL HAVE PRIORITY WITH RESPECT TO THE ASSETS AND EARNINGS OF THOSE SUBSIDIARIES OVER YOUR CLAIMS.

          All of the notes offered hereby will be our obligations. The payment of principal and any premium, Make-Whole Amount, or interest on the notes will be guaranteed on a senior basis by the guarantors listed on Annex A to this prospectus supplement. With the exception of IRT Partners L.P., of which we own 94.4%, the guarantors are our wholly-owned subsidiaries. Based on gross property value, the guarantors own approximately $618.4 million of our real property of which $409.4 million is unencumbered.

          A significant portion of our operations is conducted through our subsidiaries. Accordingly, our cash flow and our ability to service our debt, including the notes, will depend partially upon the earnings of our subsidiaries, and the distribution of those earnings to us, or upon loans or other payments of funds made to us by our subsidiaries. In addition, debt or other agreements of our subsidiaries may impose restrictions that affect, among other things, the ability of our subsidiaries to pay dividends or make other distributions or loans to us.

          Likewise, a significant portion of our consolidated assets are owned by our subsidiaries, effectively subordinating our payment of principal and any premium, Make-Whole Amount, or interest on the notes to all existing and future liabilities, including indebtedness of our subsidiaries. However, all of the guarantors will guarantee our notes and other senior indebtedness on a senior basis subject to the security interests in such subsidiaries' assets as described below. Various properties held by us and our subsidiaries secure our indebtedness other than the notes. Our subsidiaries' secured indebtedness reduces the amount of borrowings we can incur under our bank credit facilities. Therefore, our rights and the rights of our creditors, including the holders of notes, to participate in the assets of any subsidiary upon the latter's liquidation or reorganization will be subject to the prior claims of the subsidiary's creditors, except to the extent that we may ourselves be a creditor with recognized claims against the subsidiary. In the latter case, our claims would still be effectively subordinated to any security interests in or mortgages or other liens on the assets of the subsidiary and would rank equally with any indebtedness of the subsidiary including the guarantees by the subsidiary of our debt.

     CHANGES IN OUR CREDIT RATINGS MAY ADVERSELY AFFECT YOUR INVESTMENT IN THE NOTES.

          Our senior notes are currently rated Baa3 by Moody's Investors Service and BBB- by Standard & Poor's. These ratings are subject to revision or withdrawal at any time by the rating agencies and, therefore, we may not be able to maintain these credit ratings. Actual or anticipated changes in our credit ratings, including any announcement that our ratings are under review for a downgrade, could affect the value and liquidity of the notes.

                       RATIO OF EARNINGS TO FIXED CHARGES

          The following table sets forth our historical ratio of earnings to fixed charges for the periods indicated:

                       Year Ended December 31,
     ------------------------------------------------------------
       1999          2000         2001         2002        2003
     --------      --------     --------     --------    --------
       2.65          1.66         1.59         1.92        2.18

          For the purpose of computing the ratio of earnings to fixed charges, earnings were calculated using pretax income from continuing operations before adjustment for minority interest and equity in joint ventures, adding fixed charges and distributed income from joint ventures and subtracting interest capitalized. Fixed charges consist of interest expensed and capitalized, amortization of premiums, discounts and capitalized expenses related to indebtedness. There are no periods in which earnings were insufficient to cover combined fixed charges. To date, we have not issued preferred stock or incurred any preferred stock dividends.

                                 USE OF PROCEEDS

          We estimate that the net proceeds from the offering of the notes will be approximately $___,___,___, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from the offering of our notes to reduce the outstanding balance under our unsecured revolving credit facility with Wells Fargo and other lenders and for general corporate purposes, including future acquisitions, redevelopments and developments. This facility currently bears interest at a rate of LIBOR plus 1.00% and matures in February 2006. As of March 22, 2004, we had $165 million outstanding under this facility which has been advanced for general working capital purposes and to fund a portion of the purchase price and expenses related to certain shopping center acquisitions. Affiliates of Deutsche Bank Securities Inc., an underwriter of this offering, are part of the syndicate of lenders under our credit facility and therefore may receive a portion of the net proceeds from this offering.

                                 CAPITALIZATION

          The following table sets forth our capitalization as of December 31, 2003 on an actual basis and on an as adjusted basis to reflect the sale of the notes offered by this prospectus supplement and the application of the estimated net proceeds.

                                                                 As of December 31, 2003
                                                         ----------------------------------------
                                                             Actual                 As Adjusted
                                                         ---------------         ----------------
                                                                      (In thousands)
Notes Payable:
   Unsecured revolving credit facilities...........      $    162,000              $          -
   Unsecured senior notes payable..................           150,000                   150,000
   Notes offered hereby............................                 -                   200,000
   Mortgage notes payable..........................           459,103                   459,103
                                                         ------------              ------------
                                                              771,103                   809,103
   Unamortized premium on notes payable............            24,218                    24,218
                                                         ------------              ------------
     Total notes payable...........................      $    795,321              $    833,321
                                                         ------------              ------------

Minority interest..................................      $     12,672              $     12,672
                                                         ------------              ------------
Stockholders' equity:
   Common stock, $0.01 par value, 100,000
     shares authorized, 69,353 shares
     issued and outstanding........................      $        694              $        694
   Additional paid-in capital......................           843,678                   843,678
   Retained earnings...............................                 -                         -
   Accumulated other comprehensive loss............              (122)                     (122)
   Unamortized restricted stock
     compensation..................................           (10,091)                  (10,091)
   Notes receivable from issuance of
     common stock..................................            (3,607)                   (3,607)
                                                         ------------              ------------
      Total stockholders' equity...................      $    830,552              $    830,552
                                                         ------------              ------------
Total capitalization...............................      $  1,638,545              $  1,676,545
                                                         ============              ============

                     DESCRIPTION OF THE NOTES AND GUARANTEES

          The following description of the particular terms of the notes offered hereby supplements, and to the extent inconsistent replaces, the description of the general terms and provisions of the debt securities set forth under the caption "Description of Debt Securities" set forth in the accompanying prospectus.

          The notes constitute a separate series of securities to be issued under the Indenture, dated as of September 9, 1998, as supplemented by Supplemental Indenture No. 1, dated as of September 9, 1998, Supplemental Indenture No. 2, dated as of November 1, 1999, Supplemental Indenture No. 3, dated as of February 12, 2003, and Supplemental Indenture No. 4 to be dated as of March __, 2004 among us, as successor to IRT Property Company, the guarantors listed on Annex A to this prospectus supplement, as guarantors, and SunTrust Bank (formerly SunTrust Bank Atlanta), as trustee, setting forth the principal, interest and other terms of the notes. The terms of the notes will include those provisions contained in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. The following summary of the notes is qualified in its entirety by reference to the indenture. In the summary below, we have included references to the section numbers of the indenture so that you can easily locate the related provisions in the indenture for additional detail. You should also refer to the indenture for the definitions of any capitalized terms that we use below but do not describe in this prospectus supplement. When we refer to particular sections of the indenture or to defined terms in the indenture, we intend to incorporate by reference those sections and defined terms into this prospectus supplement.

General

          The notes will be issued in an aggregate initial principal amount of $200 million. The notes will be our direct, unsecured general obligations and will rank equally with all other unsecured and unsubordinated indebtedness outstanding from time to time. However, the notes are effectively subordinated to our mortgages and other secured indebtedness and certain liabilities of our subsidiaries. We had approximately $459.1 million of secured debt outstanding at December 31, 2003. Our total outstanding indebtedness at that date (consisting of our indebtedness and the indebtedness of our consolidated subsidiaries) was approximately $795.3 million.

          Except as described under "--Certain Covenants--Limitations on Incurrence of Debt" below and under "Description of Debt Securities--Merger, Consolidation or Sale" in the accompanying prospectus, the indenture does not contain any provisions that would limit our ability to incur indebtedness, including secured indebtedness, or that would afford holders of the notes protection in the event of (i) a recapitalization transaction, (ii) a change of control of us or (iii) a merger, consolidation or transfer or lease of substantially all of our assets or similar transaction that may adversely affect the holders of the notes. We may, in the future, enter into certain transactions such as the sale of all or substantially all of our assets or a merger or consolidation that may increase the amount of our indebtedness or substantially change our assets, which may have an adverse effect on our ability to service our indebtedness, including the notes.

          The notes will only be issued in fully registered book-entry form or physical certificated form in denominations of $1,000 and integral multiples thereof. See "--Book-Entry System" below.

     PRINCIPAL AND INTEREST

          The notes will bear interest at _.__% per annum and will mature on April 15, 2009. The notes will bear interest from ______ __, 2004, payable semi-annually in arrears on April 15 and October 15 of each year, commencing on October 15, 2004 (each such date being an "interest payment date") to the persons in whose name the applicable notes are registered in the security register on the preceding April 1 or October 1, whether or not a business day, as the case may be. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months.

          If any interest payment date or stated maturity falls on a day that is not a business day, the required payment shall be made on the next business day as if it were made on the date such payment was due and no interest shall accrue on the amount so payable for the period from and after such interest payment date or the maturity date, as the case may be. "Business day" means any day, other than a Saturday or Sunday, on which banks in the City of New York or in the City of Atlanta are not required or authorized by law, regulation or executive order to close.

          The principal of, and any premium, Make-Whole Amount (defined below), or interest on, the notes will be payable at the office or agency maintained by us for that purpose in the Borough of Manhattan, The City of New York, which shall initially be located at: Computer Share Trust Company, Wall Street Plaza, 88 Pine Street, 19th Floor, New York, New York 10005. At our option, however, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the security register or by wire transfer of funds to that person at an account maintained within the United States (Sections 301, 305, 307 and 1002).

     FURTHER ISSUANCES

          We may, without the consent of the holders, increase the principal amount of the notes by issuing additional notes in the future on the same terms and conditions, except for any differences in the issue price and interest accrued prior to the issue date of the additional notes, and with the same CUSIP number as the notes offered hereby. Any additional notes would rank equally and ratably with the notes offered by this prospectus supplement and would be treated as a single class for all purposes under the indenture.

     GUARANTEES

          The notes will be guaranteed by the guarantors listed on Annex A to this prospectus supplement as to the payment of principal and any premium, Make-Whole Amount, or interest as described in the accompanying prospectus under "Description of Debt Securities--Guarantees." With the exception of IRT Partners L.P., of which we own 94.4%, the guarantors are our wholly-owned subsidiaries. Based on gross property value, the guarantors own approximately $618.4 million of our real property of which $409.4 million is unencumbered.

          The guarantees of the notes are:

          o    an unsecured obligation of the guarantors;

          o effectively subordinated to any mortgage and other secured indebtedness of the guarantors; and

          o rank equally with prior guarantees by the guarantors of our other debt and the guarantors' other unsecured and unsubordinated indebtedness from time to time outstanding.

          The indenture further provides that any payments made pursuant to the guarantees shall be made available for distribution equally and ratably among the holders of the notes and the holders of any other of our and the guarantors' existing or future unsecured and non-subordinated debt. As of December 31, 2003, the guarantors had approximately $110.9 million of outstanding indebtedness all of which was secured by properties owned by the guarantors.

     OPTIONAL REDEMPTION

          We may redeem the notes at any time at our option and in our sole discretion, in whole or from time to time in part, at a redemption price equal to the sum of:

          o the principal amount of the notes being redeemed plus accrued interest thereon to the redemption date; and

          o    the Make-Whole Amount, if any, with respect to such notes.

          If notice of redemption has been given as provided in the indenture and funds for the redemption of any notes called for redemption shall have been made available on the redemption date specified in such notice, such notes will cease to bear interest on the date fixed for such redemption specified in such notice and shall no longer be deemed to be outstanding, and the only right of the holders of the notes will be to receive payment of the redemption price upon surrender of the notes in accordance with such notice (Sections 101 and 1106).

          Notice of any optional redemption of any notes will be given to holders at their addresses, as shown in the security register, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the redemption price and the principal amount of the notes held by each holder to be redeemed (Section 1104).

          If, at our option and in our sole discretion, we choose to redeem less than all of the notes, we will notify the trustee at least 45 days prior to giving notice of redemption (or such shorter period as is satisfactory to the trustee) of the aggregate principal amount of notes to be redeemed and their redemption date. The trustee shall select not more than 60 days prior to the redemption date, in such manner as it shall deem fair and appropriate, the notes to be redeemed in whole or in part (Sections 1102 and 1103).

          As used in this prospectus supplement, "Make-Whole Amount" means, in connection with any optional redemption or accelerated payment of any notes, the excess, if any, of:

          o the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of each such dollar if such redemption or accelerated payment had not been made, determined by discounting, on a semi-annual basis (on the basis of a 360-day year consisting of twelve 30-day months), such principal and interest at the Reinvestment Rate (determined on the third business day preceding the date such notice of redemption is given or declaration of acceleration is made) from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made to the date of redemption or accelerated payment; over

          o the aggregate principal amount of the notes being redeemed or paid.

For the purposes of the indenture, all references to any "premium" on the notes shall be deemed to refer to any Make-Whole Amount, unless the context otherwise requires.

          "Reinvestment Rate" means ________________________________ plus the arithmetic mean of the yields under the heading "Week Ending" published in the most recent Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity of the notes, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding each of such relevant periods to the nearest month. For the purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

          "Statistical Release" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which reports yields on actively traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination of the Make-Whole Amount, then such other reasonably comparable index which shall be designated by us.

Certain Covenants

     LIMITATIONS ON INCURRENCE OF DEBT

          We will not, and will not permit any Subsidiary (as defined below) to, incur any Debt (as defined below) if, immediately after giving effect to the incurrence of such additional Debt and the application of the proceeds thereof, the aggregate principal amount of all of our and our Subsidiaries' outstanding Debt on a consolidated basis determined in accordance with GAAP is greater than 60% of the sum of (without duplication):

          o our and our Subsidiaries' Total Assets (as defined below) as of the end of the latest calendar quarter covered in our Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Securities and Exchange Commission (or, if such filing is not permitted under the Securities Exchange Act of 1934, as amended, with the trustee) prior to the incurrence of such additional Debt; and

          o the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), by us or any Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Debt.

          In addition to the foregoing limitation on the incurrence of Debt, we will not, and will not permit any Subsidiary to, incur any Debt secured by any Encumbrance (as defined below) upon any of our or any Subsidiary's property if, immediately after giving effect to the incurrence of such additional Debt and the application of the proceeds thereof, the aggregate principal amount of all of our and our Subsidiaries' outstanding Debt on a consolidated basis which is secured by any Encumbrance on property of ours or any Subsidiary is greater than 40% of the sum of (without duplication):

          o our and our Subsidiaries' Total Assets as of the end of the latest calendar quarter covered in our Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case my be, most recently filed with the Securities and Exchange Commission (or, if such filing is not permitted under the Securities Exchange Act of 1934, as amended, with the trustee) prior to the incurrence of such additional Debt; and

          o the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), by us or any Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Debt.

          We and our Subsidiaries may not at any time own Total Unencumbered Assets (as defined below) equal to less than 150% of the aggregate outstanding principal amount of our and our Subsidiaries' Unsecured Debt (as defined below) on a consolidated basis.

          In addition to the foregoing limitations on the incurrence of Debt, we will not, and will not permit any Subsidiary to, incur any Debt if the ratio of Consolidated Income Available for Debt Service (as defined below) to the Annual Service Charge (as defined below) for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than 1.5:1 on a pro forma basis after giving effect thereto and to the application of the proceeds therefrom, and calculated on the assumption that:

          o such Debt and any other Debt incurred by us and our Subsidiaries since the first day of such four-quarter period and the application of the proceeds therefrom, including to refinance other Debt, had occurred at the beginning of such period;

          o the repayment or retirement of any other Debt by us and our Subsidiaries since the first day of such four-quarter period had been repaid or retired at the beginning of such period (except that, in making such computation, the amount of Debt under any revolving credit facility shall be computed based upon the average daily balance of such debt during such period);

          o in the case of Acquired Debt (as defined below) or Debt incurred in connection with any acquisition since the first day of such four-quarter period, the related acquisition had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition being included in such pro forma calculation; and

          o in the case of any acquisition or disposition by us or our Subsidiaries of any asset or group of assets since the first day of such four-quarter period, whether by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Debt had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation.

          As used herein, and in the indenture:

          o "Acquired Debt" means Debt of a person (i) existing at the time such person becomes a Subsidiary or (ii) assumed in connection with the acquisition of assets from such person, in each case, other than Debt incurred in connection with, or in contemplation of, such person becoming a Subsidiary or such acquisition. Acquired Debt shall be deemed to be incurred on the date of the related acquisition of assets from any person or the date the acquired person becomes a Subsidiary;

          o "Annual Service Charge," for any period, means the maximum amount which is payable during such period for interest on, and the amortization during such period of any original issue discount of, Debt of ours and our Subsidiaries and the amount of dividends which are payable during such period in respect of any Disqualified Stock (as defined below);

          o "Capital Stock" means, with respect to any person, any capital stock (including preferred stock), shares, interest, participations or other ownership interest (however designated) of such person and any rights (other than debt securities convertible into or exchangeable for capital stock), warrants or options to purchase any thereof;

          o "Consolidated Income Available for Debt Service," for any period, means Earnings from Operations (as defined below) of us and our Subsidiaries plus amounts of which have been deducted, and minus amounts which have been added, for the following (without duplication): (i) interest on our and our Subsidiaries' Debt,
               (ii) provision for our and our Subsidiaries' taxes based on income, (iii) amortization of debt discount, (iv) provisions for gains and losses on properties and property depreciation and amortization, (v) the effect of any noncash charge resulting from a change in accounting principles in determining Earnings from Operations for such period and (vi) amortization of deferred charges;

          o "Debt" of us or any Subsidiary means any indebtedness (without duplication) of us or any Subsidiary, whether or not contingent, in respect of (i) money borrowed or evidenced by bonds, notes, debentures or similar instruments, (ii) indebtedness for borrowed money secured by any Encumbrance existing on property owned by us or any Subsidiary, (iii) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable, or all conditional sale obligations or obligations under any title retention agreement, (iv) the principal amount of all obligations of us or any Subsidiary with respect to redemption, repayment or other repurchase of any Disqualified Stock or (v) any lease of property by us or any Subsidiary as lessee which is reflected on our consolidated balance sheet as a capitalized lease in accordance with GAAP, to the extent, in the case of items of indebtedness under (i) through (iii) above, that any such items (other than letters of credit) would appear as a liability on our consolidated balance sheet in accordance with GAAP, and also includes, to the extent not otherwise included, any obligation by us or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), Debt of another person (other than us or any Subsidiary) (it being understood that Debt shall be deemed to be incurred by us or any Subsidiary whenever we or such Subsidiary shall create, assume, guarantee or otherwise become liable in respect thereof);

          o "Disqualified Stock" means, with respect to any person, any Capital Stock of person which by the terms of such Capital Stock (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable), upon the happening of any event or otherwise (i) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than Capital Stock which is redeemable solely in exchange for common stock), (ii) is convertible into or exchangeable or exercisable for Debt or Disqualified Stock or (iii) is redeemable at the option of the holder thereof, in whole or in part (other than Capital Stock which is redeemable solely in exchange for common stock), in each case on or prior to the stated maturity of the notes;

          o "Earnings from Operations," for any period, means net income excluding gains and losses on sales of investments, extraordinary items, and property valuation losses, as reflected in our and our Subsidiaries' financial statements for such period determined on a consolidated basis in accordance with GAAP;

          o "Encumbrance" means any mortgage, lien, charge, pledge or security interest of any kind existing on property owned by us or any of our Subsidiaries;

          o "Subsidiary" means (i) a corporation, partnership, joint venture, limited liability company or other person the majority of the shares, if any, of the nonvoting capital stock or other equivalent ownership interests of which (except directors' qualifying shares) are at the time directly or indirectly owned by us and/or any other Subsidiary or Subsidiaries, and the majority of the shares of the voting capital stock or other equivalent ownership interests of which (except directors' qualifying shares) are at the time directly or indirectly owned by us, any other Subsidiary or Subsidiaries, and (ii) any person the accounts of which are consolidated with our accounts;

          o "Total Assets," as of any date, means the sum of (i) the Undepreciated Real Estate Assets and (ii) all of our and our Subsidiaries' other assets determined in accordance with GAAP (but excluding accounts receivable and intangibles);

          o "Total Unencumbered Assets" means the sum of (i) the Undepreciated Real Estate Assets not subject to an Encumbrance for borrowed money and (ii) all of our and our Subsidiaries' other assets not subject to an Encumbrance for borrowed money determined in accordance with GAAP (but excluding accounts receivable and intangibles);

          o "Undepreciated Real Estate Assets," as of any date, means the cost (original cost plus capital improvements) of our and our Subsidiaries' real estate assets on such date, before depreciation and amortization determined on a consolidated basis in accordance with GAAP; and

          o "Unsecured Debt" means Debt which is not secured by any Encumbrance upon any of our or our Subsidiaries' properties.

          See "Description of Debt Securities--Certain Covenants" in the accompanying prospectus for a description of additional covenants applicable to us.

     DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

          The provisions of the indenture relating to defeasance and covenant defeasance, which are described under "Description of Debt Securities--Discharge, Defeasance and Covenant Defeasance" in the accompanying prospectus, will apply to the notes. Each of the covenants described under "--Certain Covenants" in this prospectus supplement and "Description of Debt Securities--Certain Covenants" in the accompanying prospectus will be subject to covenant defeasance.

Book-Entry System

          The notes will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of DTC, and will be registered in the name of DTC or its nominee. The global security may not be transferred except as a whole by a nominee of the depository to the depository or to another nominee of the depository, or by the depository or another nominee of the depository to a successor of the depository or a nominee of a successor to the depository.

          So long as the depository or its nominee is the registered holder of a global security, the depository or its nominee, as the case may be, will be the sole owner of the notes represented thereby for all purposes under the indenture. Except as otherwise provided below, the beneficial owners of the global security or securities representing notes will not be entitled to receive physical delivery of certificated notes and will not be considered the registered holders thereof for any purpose under the indenture, and no global security representing notes shall be exchangeable or transferable. Accordingly, each beneficial owner must rely on the procedures of the depository and, if that beneficial owner is not a participant, on the procedures of the participant through which that beneficial owner owns its interest in order to exercise any rights of a registered holder under the indenture. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in certificated form. These limits and laws may impair the ability to transfer beneficial interests in a global security representing notes.

          Each global security representing notes will be exchangeable for certificated notes of like tenor and terms and of differing authorized denominations in a like aggregate principal amount, only if:

          o the depository notifies us that it is unwilling or unable to continue as the depository for the global securities or we become aware that the depository has ceased to be a clearing agency registered as such under the Securities Exchange Act of 1934 and, in any such case we fail to appoint a successor to the depository within 60 calendar days;

          o we, in our sole discretion, determine that the global securities shall be exchangeable for certificated notes; or

          o an event of default has occurred and is continuing with respect to the notes under the indenture.

          Upon any such exchange, the certificated notes will be registered in the names of the beneficial owners of the global security or securities representing notes, which names shall be provided by the depository's relevant participants to the trustee.

          The depository is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act. The depository holds securities that its participants deposit with the depository. The depository also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants of the depository include securities brokers and dealers (including the agents), banks, trust companies, clearing corporations and certain other organizations. The depository is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the depository's system is also available to others, such as securities brokers and dealers, banks and trust companies, that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly, referred to as "indirect participants." The rules applicable to the depository and its participants are on file with the Securities and Exchange Commission.

          Purchases of notes under the depository's system must be made by or through direct participants, which will receive a credit for the notes on the depository's records. The ownership interest of each actual purchaser of each note represented by a global security, referred to as a "beneficial owner," is in turn to be recorded on the records of direct participants and indirect participants. Beneficial owners will not receive written confirmation from the depository of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which such beneficial owner entered into the transaction. Transfers of ownership interests in a global security representing notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners of a global security representing notes will not receive certificated notes representing their ownership interests therein, except in the event that use of the book-entry system for the notes is discontinued.

          All global securities representing notes which are deposited with, or on behalf of, the depository are registered in the name of the depository's nominee, Cede & Co. to facilitate subsequent transfers. The deposit of global securities with, or on behalf of, the depository and their registration in the name of Cede & Co. effect no change in beneficial ownership. The depository has no knowledge of the actual beneficial owners of the global securities representing the book-entry notes. The depository's records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

          Conveyance of notices and other communications by the depository to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

          Neither the depository nor Cede & Co. will consent or vote with respect to the global securities representing the notes. Under its usual procedures, the depository mails an omnibus proxy to a company as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the notes are credited on the applicable record date, identified in a listing attached to the omnibus proxy.

          Principal, premium, if any, and/or interest, if any, payments on the global securities representing the notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. The depository's practice is to credit direct participants' accounts on the applicable payment date in accordance with their respective holdings shown on the depository's records unless the depository has reason to believe that it will not receive payment on such date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participant and not of the depository, the trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest, if any, to the depository is the responsibility of us and the trustee, disbursement of such payments to direct participants shall be the responsibility of the depository, and disbursement of such payments to the beneficial owners shall be the responsibility of direct participants and indirect participants.

          If applicable, redemption notices shall be sent to DTC. If less than all of notes are being redeemed, the depository's practice is to determine by lot the amount of the interest of each direct participant in such issue to be redeemed.

          A beneficial owner shall give notice of any option to elect to have its notes repaid by us, through its participant, to the trustee, and shall effect delivery of such notes by causing the direct participant to transfer the participant's interest in the global security or securities representing such book-entry notes, on the depository's records, to the trustee. The requirement for physical delivery of book-entry notes in connection with a demand for repayment will be deemed satisfied when the ownership rights in the global security or securities representing such book-entry notes are transferred by direct participants on the depository's records.

          The depository may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to us or the trustee. Under such circumstances, in the event that a successor securities depository is not obtained, certificated notes are required to be printed and delivered.

          We may decide to discontinue use of the system of book-entry transfers through the depository or a successor securities depository. In that event, certificated notes will be printed, authenticated and delivered.

          The information in this section concerning the depository and the depository's system has been obtained from sources that we believe to be reliable, but neither we, the trustee, nor any agent takes any responsibility for the accuracy thereof.

Same-Day Settlement and Payment

          Settlement for the notes will be made by the underwriters in immediately available funds. We will make all payments of principal and interest in respect of the notes in immediately available funds.

          Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing house or next-day funds. In contrast, the notes will trade in DTC's Same-Day Funds Settlement System until maturity or until the notes are issued in certificated form, and secondary market trading activity in the notes will therefore be required by DTC to settle in immediately available funds. We can not assure you as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

No Personal Liability

          None of our or the trustee's past, present or future directors, officers or shareholders or any successor thereof shall have any liability for any of our obligations, covenants or agreements contained in the notes, the indenture or other of our debt obligations. Each holder of notes by accepting such notes waives and releases all such liability. The waiver and release are part of the consideration for the issue of the notes.

The Trustee

          The trustee makes no representation or warranty, express or implied, as to the accuracy or completeness of any information contained in this prospectus supplement or the accompanying prospectus, except for such information that specifically pertains to the trustee itself, or any information incorporated herein or therein by reference.

                                  UNDERWRITING

          Under the terms and subject to the conditions of the underwriting agreement, dated March __, 2004, by and among us, the guarantors listed on Annex A to this prospectus supplement and the underwriters named below, we have agreed to sell to each of the underwriters, severally, and each of the underwriters has agreed severally to purchase, the respective principal amount of the notes set forth opposite its name below:

                                                             Principal
                        Underwriter                            Amount
              -------------------------------------------   --------------
              Credit Suisse First Boston LLC.............   $   __,___,___
              Deutsche Bank Securities Inc...............       __,___,___
              J.P. Morgan Securities Inc.................
                                                              ____________
                    Total............................       $  200,000,000
                                                              ============

          The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, and that the underwriters will purchase all notes offered hereby if any of such notes are purchased.

          The underwriters have advised us that they propose initially to offer the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of 0.__% of the principal amount of the notes. The underwriters may allow, and such dealers may reallow, a concession not in excess of 0.__% of the principal amount of the notes to certain other dealers. After the initial offering of the notes, the public offering price and other selling terms may from time to time be changed.

          The following table shows the underwriting discounts and commissions to be paid to the underwriters by us in connection with this offering:

                               Paid by Equity One
                       -------------------------------------
                       Per Note................      __%
                       Total................... $_______

          The notes are a new issue of securities with no established trading market and will not be listed on any securities exchange. We have been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. We can not assure you as to the liquidity of the trading market for the notes.

          We and the guarantors to this prospectus supplement, jointly and severally, have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect thereof.

          Expenses associated with this offering, payable by us, are estimated to be $200,000.

          In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot in connection with the offering of the notes, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, notes in the open market to cover syndicate short positions or to stabilize the price of the notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the notes in the offering of the notes, if the syndicate repurchases previously distributed notes in syndicate covering transactions, stabilizing transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in any of these activities, and may end any of them at any time.

          None of us, the guarantors, the trustee or any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, none of us, the guarantors, the trustee or any of the underwriters makes any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

          In the ordinary course of business, certain of the underwriters or their affiliates have provided investment banking and/or commercial banking services to us in the past and may do so in the future. They receive customary fees and commissions for these services.

          Certain of the underwriters will make the notes available for distribution on the Internet through a proprietary website and/or third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between certain of the underwriters and their customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from such underwriters based on transactions the underwriters conduct through the system. Certain of the underwriters will make the notes available to their customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

          Affiliates of Deutsche Bank Securities Inc., an underwriter of this offering, are part of the syndicate of lenders under our credit facility and therefore may receive a portion of the net proceeds from this offering.

                                  LEGAL MATTERS

          Certain legal matters with respect to the validity of the securities offered under this prospectus supplement, as well as certain tax matters, will be passed upon for us by Greenberg Traurig, P.A., Miami, Florida. Alston & Bird LLP, Raleigh, North Carolina, will pass upon certain legal matters relating to this offering for the underwriters. Venable LLP, Baltimore, Maryland, will pass upon certain legal matters of Maryland law.

                                    ANNEX A

                               LIST OF GUARANTORS

                   Bandera Festival GP, LLC
                   Bandera Festival Partners, LP
                   BC Center Partners, LP
                   Beechnut Centre Corp.
                   Beechnut Centre I L.P.
                   Benbrook Centre Corp.
                   Bend Shopping Centre Corp.
                   Bend Shopping Centre I L.P.
                   Cashmere Developments, Inc.
                   Centerfund (US), LLC
                   Centrefund Acquisition (Texas) Corp.
                   Centrefund Acquisition Corp.
                   Centrefund Development (Gainesville) LLC
                   Centrefund Realty (U.S.) Corporation
                   Colony GP, LLC
                   Copperfield Crossing, Inc.
                   Eastbelt Centre Corp.
                   Eastbelt Centre I L.P.
                   Equity (Landing) Inc.
                   Equity One (147) Inc.
                   Equity One (Alpha) Corp.
                   Equity One (Atlantic Village) Inc.
                   Equity One (Beauclerc) Inc.
                   Equity One (Beta) Inc.
                   Equity One (Clematis) LLC
                   Equity One (Commonwealth) Inc.
                   Equity One (Coral Way) Inc.
                   Equity One (Delta) Inc.
                   Equity One (El Novillo) Inc.
                   Equity One (Eustis Square) Inc.
                   Equity One (Forest Edge) Inc.
                   Equity One (Forest Village Phase II) Inc.
                   Equity One (Gamma) Inc.
                   Equity One (Lantana) Inc.
                   Equity One (Losco) Inc.
                   Equity One (Mandarin) Inc.
                   Equity One (Monument) Inc.
                   Equity One (North Port) Inc.
                   Equity One (Oak Hill) Inc.
                   Equity One (Olive) Inc.
                   Equity One (Point Royale) Inc.
                   Equity One (Sky Lake) Inc.
                   Equity One (Summerlin) Inc.
                   Equity One (Walden Woods) Inc.
                   Equity One (West Lake) Inc.
                   Equity One Acquisition Corp.
                   Equity One Construction, Inc.
                   Equity One Properties, Inc.
                   Equity One Realty & Management Texas, Inc.
                   Equity One Realty & Management FL, Inc.
                   Equity Texas Properties, LLC
                   FC Market GP, LLC
                   FC Market Partners, LP
                   Florida Del Rey Holdings II, Inc.
                   Forestwood Equity Partners GP, LLC
                   Garland & Barns, LLC
                   Garland & Jupiter, LLC

                   Gazit (Meridian) Inc.
                   Grogan Centre Corp.
                   Grogan Centre I L.P.
                   Harbor Barker Cypress GP, LLC
                   Hedwig GP, LLC
                   Hedwig Partners, LP
                   Homestead Market Center, Inc.
                   IRT Alabama, Inc.
                   IRT Capital Corporation II
                   IRT Management Company
                   IRT Partners L.P.
                   KirkBiss GP, LLC
                   Kirkwood - Bissonnet Partners, LP
                   Leesburg DrugStore, LLC
                   Mariner Outparcel, Inc.
                   Mason Park GP, LLC
                   Mason Park Partners, LP
                   McMinn Holdings, Inc.
                   North Kingwood Centre Corp.
                   Oakbrook Square Shopping Center Corp.
                   Parcel F, LLC
                   Park Northern/Centennial Partners, L.P.
                   Plymouth South Acquisition Corp.
                   Prosperity Shopping Center Corp.
                   PSL Developments, Inc.
                   Ryanwood Shopping Center, L.L.C.
                   SA Blanco Village Partners GP, LLC
                   SA Blanco Village Partners, LP
                   Salerno Village Shopping Center, LLC
                   Shoppes at Jonathan's Landing, Inc.
                   Shoppes at Westbury Shopping Center, Inc.
                   South Kingwood Centre Corp.
                   Southwest 19 Northern, Inc.
                   Spring Shadows GP, LLC
                   St. Charles Outparcel, Inc.
                   Steeplechase Centre Corp.
                   Steeplechase Centre I L.P.
                   Texas CP Land, LP
                   Texas Equity Holdings LLC
                   Texas Spring Shadows Partners, LP
                   The Harbour Center, Inc.
                   The Meadows Shopping Center, LLC
                   The Shoppes of Eastwood, LLC
                   UIRT GP, L.L.C.
                   UIRT I - Centennial, Inc.
                   UIRT LP, L.L.C.
                   UIRT, Ltd.
                   Wickham DrugStore, LLC
                   Wimbledon Center Corp.
                   Wurzbach Centre, LLC

You  should  rely  only  on  the  information
contained  in, or  incorporated  by reference
in,  this   prospectus   supplement  and  the
accompanying   prospectus.    We   have   not
authorized   anyone  to   provide   you  with
different  information and if anyone provides
you with different or additional information,
you  should not rely on it. We are not making       [EQUITY ONE LOGO
an  offer of these  securities  in any  state        GRAPHIC OMITTED]
where the offer is not permitted.  You should
not assume that the information  contained in
this prospectus supplement,  the accompanying
prospectus and the documents  incorporated by
reference  herein and  therein is accurate as
of any  date  other  than  the  dates  of the
specific information.                               $200,000,000

              TABLE OF CONTENTS
                                          Page      ___% Senior Notes due 2009
                                         -----
            Prospectus Supplement
About This Prospectus Supplement...........S-2
Forward-Looking Statements.................S-2
PROSPECTUS SUPPLEMENT SUMMARY..............S-3
Risk Factors...............................S-8
Ratio of Earnings to Fixed Charges........S-10
Use of Proceeds...........................S-10
CAPITALIZATION............................S-11
Description of the Notes and Guarantees...S-12
Underwriting..............................S-21      Credit Suisse First Boston
Legal Matters.............................S-22

                  Prospectus                        Deutsche Bank Securities

IMPORTANT INFORMATION ABOUT THIS
   PROSPECTUS................................1      JPMorgan
FORWARD-LOOKING INFORMATION..................1
OUR COMPANY..................................3
RATIO OF EARNINGS TO COMBINED
   FIXED CHARGES AND PREFERRED
   STOCK DIVIDENDS...........................3
USE OF PROCEEDS..............................3
DESCRIPTION OF COMMON AND
   PREFERRED STOCK...........................4
DESCRIPTION OF DEPOSITARY SHARES............12
DESCRIPTION OF DEBT SECURITIES..............16
DESCRIPTION OF WARRANTS.....................29
MATERIAL U.S. FEDERAL INCOME TAX
   CONSIDERATIONS...........................30
PLAN OF DISTRIBUTION........................45
LEGAL MATTERS...............................46
EXPERTS.....................................46
WHERE YOU CAN FIND MORE                             Prospectus Supplement
   INFORMATION..............................47
INCORPORATION OF CERTAIN
   DOCUMENTS BY REFERENCE...................47      _______ __, 2004